Exhibit 99.1

PRESS RELEASE

TRILLION ENERGY INTERNATIONAL ANNOUNCES SHARE CONSOLIDATION AND CONDITIONAL LISTING APPROVAL FOR THE TSX VENTURE EXCHANGE

September 14, 2023 – Vancouver, BC – Trillion Energy International Inc. (“Trillion”, or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) wishes to announce that it intends to proceed with a consolidation of its outstanding common shares (“Common Shares”) on the basis of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Consolidation”). Any resulting fractional Common Share that is held by a holder of Common Shares will be cancelled, and the aggregate number of Common Shares held by such holder will be rounded down to the nearest whole number of Common Shares.

Currently, a total of 389,677,325 Common Shares are issued and outstanding. Accordingly, when the Consolidation is put into effect, a total of approximately 77,935,465 post-Consolidation Common Shares would be issued and outstanding, assuming there are no other changes in the issued capital of the Company. All outstanding convertible instruments (including convertible debentures, options and warrants) will be adjusted on the equivalent ratio of the Consolidation.

The Board of Directors believes that the proposed Consolidation will better position the Company to attract additional institutional investors into the Company that have a base floor price for investments. There is no name change in conjunction with the Consolidation, and the Company’s trading symbol will remain the same. The Company expects its post-Consolidation Common Shares to commence trading on the Canadian Securities Exchanges (“CSE”) at the open of markets on September 18, 2023. The new CUSIP for the post-Consolidation Common Shares is 89624B302 and the ISIN for the post-Consolidation Common Shares is CA89624B3020.

As a result of the Consolidation, the Company’s trading symbol on the OTCQB will temporarily change to “TRLED” for 20 trading days by FINRA.

TSX Venture Exchange

The Company is pleased to announce that it has received conditional approval (the “Conditional Approval”) to list on the TSX Venture Exchange (the “TSXV”). The Conditional Approval remains subject to certain conditions that the Company intends to satisfy in due course. Accordingly, a date for the listing of the common shares of the Company on the TSXV has not been set. The Company expects to continue to trade under the ticker symbol “TCF”. Management of the Company believes that a listing on the TSXV, one of the world’s largest global public venture markets, will benefit the Company by giving it exposure to a larger audience of retail and institutional investors.

Arthur Halleran CEO stated:

“It is our firm view that achiving a higher stock price through a share consolidation will help us expand out institutional investor base. Subsequent to the rollback, we will be roadshowing the Company to institutions in both Canada and Europe. We believe our strong future rests on our core assets and from investors seeking exposure to european gas markets.”

About

Trillion is an oil and gas producing company with multiple assets throughout Turkiye. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and three oil exploration blocks located in Cudi-Gabar Oil Petroleum Province, SE Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Forward-Looking Information

Certain information in this news release may constitute forward-looking information. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. Forward-looking information includes, but is not limited to, statements about future transactions, any anticipated benefits as a result of the Consolidation, the completion of the Consolidation, and the completion of the listing on the TSXV. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Trillion assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to Trillion. Additional information identifying risks and uncertainties is contained in Trillion filings with the Canadian securities regulators available at www.sedar.com.